NewGenIvf Group Limited

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

March 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary and Lauren Nguyen

Re:	NewGenIvf Group Limited Draft Registration Statement on Form F-1 Submitted February 4, 2026 CIK No. 0001981662

Ladies and Gentlemen:

We submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on February 27, 2026 (the “Comment Letter”) to the above-referenced Draft Registration Statement on Form F-1 submitted to the Commission by the NewGenIvf Group Limited (the “Company”) on February 4, 2026 (the “Draft Registration Statement”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter. Immediately below the reproduced comment is the response of the Company with respect thereto.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comment and is, concurrently with the submission of this letter, publicly filing the revised Draft Registration Statement (“Registration Statement”), which reflects the revisions described in the Company’s responses below and clarifies certain other information. The page numbers in the text of the Company’s response included below corresponds to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

March 2, 2026

Comment Letter Dated February 27, 2026

General

1.	Staff’s Comment: We note your disclosure on page 26 that your Proposed Reverse Merger with SAXA, Inc. will not be proceeding. We note your disclosure in your Form 6-K filed on November 5, 2026, that states you have “signed an engagement letter effective October 30, 2025 with SAXA, Inc. (“SAXA”) to act as the worldwide agent for the tokenization of an initial US$100 million tranche of SAXA’s gold-backed assets.” You also disclosed in your Form 6-K filed on December 2, 2025 that you are “exploring a potential reverse merger with SAXA, Inc., which would provide access to a portfolio of mining assets, including a validated gold and silver.” Please clarify whether you are pursuing any transaction with SAXA, Inc. We were unable to locate the announcement of the termination of the proposed reverse merger transaction. If you have entered into any material agreement with SAXA, Inc., please file such agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 26.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Steve Lin of Han Kun Law at +852 2820 5600 or by email at steve.lin@hankunlaw.com.

[Signature Page Follows]

Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

March 2, 2026

Very truly yours,

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer

Via E-mail:

cc:	Steve Lin Han Kun Law Offices LLP